Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED JUNE 30, 2008

Results of operations – management discussion

Three months ended June 30, 2008 versus three months ended June 30, 2007

The Company effected a two-for-one stock split paid November 14, 2007. All share and per share amounts disclosed below and in the attached Financial Statements give effect to this stock split retroactively.

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $171.4 million during the quarter ended June 30, 2008 compared to $131.8 million during the quarter ended June 30, 2007, an increase of $39.6 million or 30.0%. The increase was partly due to there being the equivalent of almost two vessels more or, in terms of days available for trading, an increase of 153 days compared to the same quarter in 2007. The average number of vessels during the second quarter 2008 was 44.0 compared to 42.3 in the second quarter 2007. Since the previous year’s period the Company took delivery of the newly designed aframax Sakura Princess, the panamaxes Selecao and Socrates, and the two ice-class handysize product carriers, Byzantion and Bosporos. Also, the Company sold the aframaxes Maria Tsakos, Athens 2004 and Olympia.

The main reason for the increase in revenue was clearly the exceptionally strong crude transportation market. Revenue earned per vessel on average within the second quarter was significantly higher for the crude carriers than in the previous year’s second quarter. The smaller vessels, however, most of which traded in the product market, did not achieve equivalent rates. Panamaxes and handymaxes rates were slightly lower than in the second quarter of 2007, while handysize revenue per vessel was materially down. Most of the product carriers were on time-charter with profit-share and the relatively soft product market did not allow significant, if any, profit-share.

The overall average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or, TCE, see definition below) was $39,512 per day compared to $30,021 for the previous year’s second quarter. The number of days utilized in profit-share arrangements totaled 2,163 compared to 1,722 in the second quarter, 2007. The number of days employed on spot and contract of affreightment voyages fell to 600 days from 979 days, while those days on pure time-charter without profit share increased slightly by 7 days. Taken together with the continued move towards profit sharing, this indicates a further shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

The various tanker categories achieved the following average rates, after deducting voyage expenses, during the second quarter (last year’s second quarter averages in parentheses):- VLCCs earned an average $70,893 ($46,152), Suezmaxes $56,580 ($35,508), Aframaxes $47,285 ($28,912), Panamaxes $27,957 ($28,731), Handymax product carriers $21,395 ($22,746) and Handysize product carriers $19,450 ($23,455). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-

boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters.)

For two VLCCs, three panamaxes and two handysize product carriers, the profit-shared revenue is determined at the end of six month periods. Only the assured determinable rates are accounted for until profit-share determination is performed, otherwise the minimum rate is taken into account. Determination for the two VLCCs and two handysize product carriers took place on June 1, 2008 and significantly boosted the earnings of the VLCCs for the second quarter by taking into account the profit-share determined for the prior six months during which VLCCs enjoyed very high rates. Rates for the two product carriers, however, remained at minimum. Two of the panamaxes on six-month profit share had the rates determined within the quarter and similarly had their quarterly revenue boosted by the settlement, while the third had minimum revenue accounted for during a quarter in which it also underwent dry-dock.

Total productivity achieved by the fleet in the second quarter 2008 was 97.4% compared to 97.6% for the second quarter of 2007. The days lost in the second quarter of 2008 related to the dry-docking of Inca, Victory III and Marathon. In the second quarter of 2007, lost days related to Vergina II, which was in dry-dock undergoing upgrade to double-hull, and the start of the special survey dry-docking of La Prudencia.

Commissions

Commissions amounted to $6.5 million, or 3.8% of revenue from vessels, during the quarter ended June 30, 2008, compared to $4.7 million, 3.6% of revenue from vessels, for the quarter ended June 30, 2007. The overall increase in commissions was mainly due to the significant increase in revenue.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $18.3 million during the quarter ended June 30, 2008, compared to $19.9 million during the prior year’s second quarter, an 8.3% decrease.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days on these types of charters fell by 39%, but the cost of bunker (fuel), which in the second quarter of 2008 accounted for 74% of total voyage expenses, increased during the intervening period in line with the significant rise in the price of oil by 64%. These fuel price increases offset much of the reduction resulting from fewer vessels on spot voyages.

Charter hire expense

During the second quarter 2008 and 2007 total charter hire expenses related to two vessels on lease-back, Cape Baker and Cape Balboa and amounted to $4.1 million.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which are chartered-in (Cape Baker and Cape Balboa). Total operating costs were $37.0 million during the quarter ended June 30, 2008 compared to $26.1 million during quarter ended June 30, 2007, an increase of 42.1%, due to the increase in the average number of vessels during the period and an increase in the costs of certain goods and services, described below.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $9,898 for the quarter ended June 30, 2008 from $7,266 for the quarter ended June 30, 2007, a 36.2% increase. Half of this increase is due to higher crew costs due to large pay increases, a reflection of the growing shortage of skilled seafarers, but also due to further weakening of the dollar against the Euro (by over 16% between the two quarters), most of our vessel officers being paid in Euro. Repair costs also increased for vessels in dry-dock as advantage was taken of the dry-docking to also perform routine repairs which were expensed immediately. These costs include labour and parts which are also impacted by the declining U.S. dollar.

Depreciation

Depreciation was $21.0 million during the quarter ended June 30, 2008 compared to $20.5 million during the quarter ended June 30, 2007, an increase of 2.3%, partly due to the addition of seven new and mostly high-value vessels, offset by the sale of three older vessels, and also by the change in residual value. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Previously this was calculated at $180 per lightweight ton. As from January 1, 2008, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels significantly in excess of $300 per lightweight ton. The impact of the increase in the scrap price used in the estimation of residual values was a decrease in depreciation expense for the fleet existing at the end of 2007 by approximately $1.7 million each for the two quarters since. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

The Company amortizes the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs incurred in connection with the operation of the vessels. During the quarter ended June 30, 2008, amortization of deferred dry-docking charges was $1.0 million, compared to $1.1 million during the quarter ended June 30, 2007. Despite the recent increase in the number of dry-dockings the amount of quarterly amortization has not increased significantly, firstly because two vessels have been sold since the second quarter last year on which there were still balances of unamortized deferred charges which were included in the determination of gains on sale, and secondly because certain of the dry-docks were newer vessels which will not undergo a further dry-dock for another five years.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for chartered-in vessels and vessels on bare-boat charter, to $17,000. In addition, three vessels are totally managed by third-party ship managers, while another six vessels have their crewing operations managed by a third-party ship manager.

Management fees totaled $3.0 million during the quarter ended June 30, 2008 compared to $2.5 million for the quarter ended June 30, 2007, an increase of 20.2%, due to the increase in number of vessels and in the monthly fee per vessel.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.1 million during both second quarters of 2008 and 2007.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the stock compensation expense (see below), were $1,024 for the second quarter of 2008 compared to $932 for the second quarter of 2007, the increase being due to the increase in monthly management fees. Together with the stock compensation expense, the daily overhead was $1,460 for the quarter compared to $1,266 in the second quarter, 2007, due the increase in management fees and the amortization of the stock compensation.

Stock compensation expense

In March 2007, 186,000 restricted share units (RSUs) were issued to directors and officers of the Company and to officers of the vessels. These RSUs are valued at the share price on the date of issuance. A further 394,000 were issued at the same date to the staff of the commercial and technical managers and will be finally valued at the share price on vesting, the value revised accordingly at each quarter-end for calculating amortization. 50% of the RSUs issued in March 2007 will vest on December 31, 2008 and the remaining 50% on December 31, 2010. A further 4,650 RSUs were issued on June 1, 2007 to be shared between the non-executive directors which vested 100% on June 1, 2008. The compensation expense of $1.7 million represents the combined amortization for the second quarter, compared to $1.3 million for the quarter ended June 30, 2007. The primary reason for the increase relates to the rise in the share price on which the value of those RSUs held by non-employees is based.

Amortization of the deferred gain on the sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for both second quarters of 2007 and 2008. In the fourth quarter of 2008, both vessels will be re-acquired by the Company, the options to repurchase the vessels for $47.5 million each having been declared in April 2008. The vessels are currently valued at over $90 million each.

Gain on sale of vessels

There were no sales of vessels in the second quarters of 2008 and 2007.

Operating income

Income from vessel operations was $78.1 million during the second quarter 2008 compared to $51.2 million during the second quarter 2007, representing a 52.5% increase.

Interest and finance costs

Interest and finance costs were $10.9 million for the second quarter of 2008 compared to $14.8 million for the quarter ended June 30, 2007, an overall 26.4% decrease. Loan interest in the second quarter 2008 decreased by 30.6% to $14.6 million from $21.0 million in the second quarter of 2007. Total average bank loans were approximately $1,399 million for both the second quarter of 2008 and of 2007. The average all-in loan finance cost in the second quarter of 2008, taking account of net swap interest received, was approximately 4.2%, compared to 5.7% in the previous year’s second quarter.

There was a non-cash positive net movement of $3.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps both in the second quarter of 2008, and in the second quarter of 2007.

Capitalized interest in the second quarter of 2008 was $0.9 million compared to $2.4 million in the previous year, the reduction being due to the smaller remaining new building program, eleven vessels having been delivered since the beginning of 2007 and only six vessels remaining under construction by June 30, 2008.

Amortization of loan expenses was $0.2 million in both the second quarter 2008 and 2007. Other loan charges were $0.2 million in the second quarter of 2008, compared to $0.1 million in the second quarter of 2007.

Interest and investment income

Total interest income derived from bank deposits was $1.8 million during both the second quarter of 2008 and 2007, although in the 2008 quarter the interest rate was lower but deposits higher. There was no investment income in the second quarter 2008 while in the second quarter 2007, there was investment income of $0.5 million from the sale of an investment.

Net income

As a result of the foregoing, net income for the quarter ended June 30, 2008 was $69.2 million, or $1.82 per share, diluted, versus $37.5 million, or $0.98 earnings per share, diluted, during the quarter ended June 30, 2007.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2010, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $195.5 million at June 30, 2008, compared to $93.6 million as at June 30, 2007. Non-restricted cash balances at June 30, 2008 were $304.3 million compared to $143.7 million at June 30, 2007. the 2008 balances being boosted by the sale of the debt-free Olympia in the first quarter and the high revenue flow of the six months to June 30, 2008.

Net cash provided by operating activities was $65.6 million in the quarter ended June 30, 2008 compared to $45.3 million in the previous year’s second quarter, the increase being primarily due to the increase in revenue generated by operations.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $2.3 million expenditure during the second quarter 2008, compared to $2.4 million expenditure incurred in the previous year’s second quarter.

Net cash used in investing activities was $3.0 million for the quarter ended June 30, 2008, compared to net cash used in the quarter ended June 30, 2007 of $177.5 million. Net funds paid for the acquisition and improvements of vessels in the second quarter of 2008 amounted to just $1.4 million, mostly relating to upgrading of existing vessels, while in the equivalent period in 2007, $145.0 million was paid mainly in relation to the delivery of the Antarctic, Aegeas, Byzantion and Sakura Princess.

In the second quarter of 2008, advances for vessels under construction amounted to only $1.6 million compared to $42.7 million in the second quarter of 2007. The total number of vessels on order as at June 30, 2008 was six compared to nine at June 30, 2007. The six vessels are to be delivered between October 2008 and January 2010 with a total contract value of $360.4 million of which $71.1 million had been paid by June 30, 2008. There were also proceeds from the sale of an investment amounting to $10.2 million in the second quarter of 2007. There was no such sale in the second quarter of 2008.

Net cash used in financing activities was $50.4 million in the quarter ended June 30, 2008, compared to $82.0 million provided by financing activities during the quarter ending June 30, 2007. There were no new debt draw-downs in the second quarter 2008 while in the second quarter 2007 proceeds from debt amounted to $121.3 million. There were loan repayments of $10.6 million in the second quarter of 2008 compared to $6.5 million in the second quarter of 2007.

Total debt outstanding decreased from $1,403 million at the beginning of the second quarter 2008 to $1,393 million by quarter end. The debt to capital ratio was 59.6% by June 30, 2008 (or 53.6% on a net of cash basis). No interest rate swaps were arranged during the second quarter, although one hedging interest rate swaps expired. Interest rate swap coverage plus other fixed rate coverage on outstanding loans was approximately 60%.

As part of the stock repurchase program, in the second quarter of 2008, 126,800 shares were bought and cancelled under a pre-set plan, at a cost of $4.0 million. No stock was repurchased in the second quarter of 2007.

A final dividend of $0.90 was declared for the fiscal year 2007, which was paid on April 30, 2008 and amounted to $33.9 million. A first dividend of $0.825 for the fiscal year 2007 had been paid on October 26, 2007, which totaled $31.4 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.